

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

May 6, 2016

John N. Simons, Jr.
Chief Executive Officer
9987 Carver Road
Blue Ash, OH 45242

> **Re:** **AdvancePierre Foods Holdings, Inc.**
> **Registration Statement on Form S-1**
> **Filed April 11, 2016**
> **File No. 333-210674**

Dear Mr. Simons:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Market and Industry Data, page ii

1. You state that your disclosures derive in part from "internal company surveys" and "management estimates." Please provide us with supplemental support for industry and market statistics, as well as assertions regarding your competitive position within your industry. Include the names and dates of the studies and reports by third parties. If you funded or were otherwise affiliated with any of the studies or reports by third parties, please make this clear. If you do not have independent support for a statement, please either revise the language to make clear the basis for the statement or delete it. You are responsible for the accuracy of all disclosures which appear in your filing.

2. Similarly, where you refer throughout your prospectus to your products' better taste or superior quality when compared with those offered by competitors, please provide support.

Prospectus Summary, page 1

3.   Please identify your largest customer that accounted for 13.6% of your fiscal year 2015 net sales. See Item 101(c)(1)(vii) of Regulation S-K.

Summary Historical Consolidated Financial Data, page 13

4.   Disclosure in footnote (4) to the non-GAAP measure for Adjusted EBITDA describes certain adjustments as "non-recurring." Please tell us more about these adjustments and how you were able to determine that they are non-recurring. Alternatively, revise your disclosure to re-characterize your description of these adjustments. Refer to Question 102.03 of the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures.

5.   We further note your definition of Adjusted EBITDA defines earnings as "income from continuing operations." Please note that measures with reference to EBITDA should use net income as presented in the statement of operations under Generally Accepted Accounting Principles. Please modify your description or presentation as necessary. Refer to Question 103.01 of the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures.

Risk Factors, page 16

If our products become contaminated or are mislabeled, we may be subject to product liability claims, page 18

6.   Please update or expand this risk factor to reflect your recall on April 16, 2016, as well as any other significant recalls in recent periods. We note the reference at page 76 to recalls.

We identified material weaknesses in our internal controls over financial reporting during fiscal 2015, page 38

7.   Please explain to us your plans to resolve the material weakness that you identified in your internal controls over financial reporting.

Dividend Policy, page 38

8.   We note that your cash availability is largely dependent upon the ability of your subsidiaries to pay cash dividends or otherwise distribute or advance funds to you. Please tell us about your consideration of whether condensed financial information should be provided pursuant to Rule 5-04(c) of Regulation S-X.

Management's Discussion and Analysis, page 44

Consolidated Results of Operations, page 47

9.   Please expand your disclosures here and in each discussion of changes in your segment and consolidated revenues and expenses to quantify the material causal factors cited. For example, quantify the changes in food service sales due to increased volume, trade promotion allowance management, and pricing actions. Refer to Item 303(A)(3) of Regulation S-K and related guidance.

Income tax provision, page 49

10.   You state that you paid minimal cash for income tax due to favorable tax attributes. Please expand your discussion to provide detail regarding the amount of income tax expense recognized during the periods under comparison and explain the nature and impact of your favorable tax attributes to the income tax provision.

Critical Accounting Policies and Estimates, page 57

11.   It appears that your discussion of critical accounting policies provides disclosure that is substantially similar to the information provided as part of the summary of significant accounting policies within the footnotes to your financial statements. Please revise to provide greater insight into the quality and variability of information regarding your financial condition and operating performance. Your revised disclosure should present an analysis of the uncertainties involved in applying your accounting principles and the variability that is reasonably likely to result from the application of these accounting principles. For additional guidance, refer to section V of SEC Release No. 33-8350.

Goodwill and Other Intangibles, page 58

12.   Your disclosure indicates your annual goodwill impairment analyses did not result in any impairment charges. Please confirm to us, if true, that no reporting units are at risk of failing step one of the goodwill impairment test under FASB ASC 350-20-35-4 through 8. Otherwise, for reporting units with material goodwill that are at risk of failing step one of the goodwill impairment test, disclose the following:

    • The percentage by which fair value exceeded carrying value as of the date of the most recent test;
    • The amount of goodwill allocated to the reporting unit;
    • A description of the methods and key assumptions used and how the key assumptions were determined;
    • A discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g.,

the valuation model assumes recovery from a business downturn within a defined period of time); and

- A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Refer to Item 303(a)(3)(ii) of Regulation S-K and Section V of Release 33-8350.

Promotions, page 59

13. We note that you offer a variety of trade promotion incentives to your customers and to consumers (i.e., rebates, marketing promotions and special pricing arrangements). Please provide additional detail to describe how accurate your estimates resulting from promotion incentives have been in the past and the extent to which they are reasonably likely to change in the future.

Stock-Based Compensation, page 59

14. We note your disclosure on page 61 describing the reasons for the increase in the estimated fair value of your restricted stock awards. Please note that we may have additional comments on your accounting for stock compensation once you have disclosed an estimated offering price and the stock split terms. In this regard, we may ask you to provide further explanation for the reasons for valuations of equity issuances that appear unusual (e.g., unusually steep increases in the fair value of the underlying shares leading up to the IPO).

Industry, page 63

15. You disclose on page 63 that your business is diversified across the U.S. foodservice, retail, and convenience channels. Discuss also your industrial channel, or explain why you omit it from your industry discussion.

Management, page 79

16. Although you disclose a wide breadth of experience for most of the individuals listed in this section, a number of the sketches are unclear with regard to the most recent five years of business experience, including positions held during that time. In particular, please revise the sketches for Messrs. Simons, Sims, Booker, Dillingham, and Hollis to eliminate any gaps or ambiguities regarding their experience during that timeframe. See Item 401(e) of Regulation S-K.

Compensation Discussion and Analysis, page 86

17. Please expand your CD&A to include more fulsome disclosure concerning how you determine executive compensation. Specifically, please address (i) your policies for

allocating between cash and non-cash compensation, (ii) your criteria for granting restricted stock awards, (iii) the metrics you use to determine total and individual bonus targets, and (iv) the individual performance goals you set for your named executive officers for purposes of determining bonuses. See Item 402(b) of Regulation S-K.

Summary Compensation Table, page 89

18.   As Item 402(c) of Regulation S-K requires, please expand this table to provide three years of disclosure.

Certain Relationships and Related Party Transactions, page 104

19.   Please file or provide us with the "new" stockholders agreement once it is available.

Description of Indebtedness, page 109

20.   Disclose whether you are in compliance with all material covenants. Please advise us whether there have been any waivers sought or obtained in that regard since the start of your most recently ended fiscal year. Also expand your disclosure to discuss the limitations on the payment of dividends to which you refer in several instances.

21.   Please expand your disclosure to include the events that would trigger mandatory prepayment under each of your First Lien Term Loan, Second Lien Term Loan and ABL Facility.

Financial Statements

Note 10. Income Taxes, page F-22

22.   We note 12% of pre-tax income is reflected as a permanent book/tax difference attributed to stock-based compensation in 2015. With a view towards expanded disclosure, please clarify for us why your stock-based compensation does not give rise to temporary book/tax differences.

23.   Your disclosure on page F-24 states that through "the current reporting period, the Company continues to have objective negative evidence of cumulative operating losses. Management currently believes that the realization of deferred tax assets does not meet the more likely than not threshold."   With a view towards expanded disclosure, please explain your basis for the deduction recorded in the valuation allowance in fiscal year 2015 of $16.7 million.

24.   Please revise your disclosure on page F-24 to provide greater detail regarding the years in which net operating loss carry-forwards will expire, if unused. Refer to FASB ASC 740-10-50-3.

25.   Your disclosure on page F-25 states "Management believes that substantially all tax positions taken and expected to be taken and reflected in the consolidated financial statements at January 2, 2016 and January 3, 2015 are more likely than not to be sustained, based upon the technical merits, upon examination." Please tell us how you considered the disclosures required by FASB ASC 740-10-50-15A.

Note 16. Stock-Based Compensation, page F-29

26.   We note the restricted stock you issue under the Equity Incentive Plan provides you with the right to call the restricted stock upon certain events, including the termination of employment. Therefore, you account for the issuance of restricted stock awards as a liability until "the point that the award has been vested for a sufficient period of time to allow the holder to fully bear the risk and rewards of ownership (generally six months)." Please expand your disclosure to describe the terms of the call option related to these awards and tell us why you believe six months is an appropriate period to reclassify the award from liabilities to equity. As part of your response, please cite the authoritative literature you believe supports your accounting.

Note 17. Disclosures About Fair Values of Financial Instruments, page F-31

27.   Your disclosure on page F-32 states that the "estimated fair values of the financial instruments have been determined by the Company using available market information and appropriate valuation techniques." Please expand this disclosure to address the requirements of FASB ASC 825-10-50-10(b).

Segment Information, page F-34

28.   You state that you do not disclose total asset balances or depreciation and amortization amounts by segment because this information is not regularly reviewed by the Company's CODM. Please tell us how this complies with FASB ASC 280-10-50-22, which requires the disclosure of total assets for each reportable segment. It also requires the disclosure of depreciation and amortization for each reportable segment if these amounts are regularly provided to the CODM.

Exhibits

29.   Please file copies of your charter and bylaws as currently in effect. See Item 601(b)(3) of Regulation S-K.

Closing Comments

        Please promptly provide any omitted disclosure which has not been omitted pursuant to Securities Act Rule 430A. To expedite the review process, please file the exhibits and supply omitted information such as the amount of dividends and the use of proceeds information, once such documents are available and such information is known.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Sandra Eisen, Staff Accountant, at (202) 551-3706 or Jennifer O'Brien, Staff Accountant, at 202-551-3721 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-Meissner, Staff Attorney, at (202) 551-6548 or, in her absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Office of Natural Resources

cc: Jonathan Ko, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP